UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month periods ended March 31, 2024 and 2023.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month periods ended March 31, 2024 and 2023

GEOPARK LIMITED

MARCH 31, 2024

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

MARCH 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month
		period ended	period ended
		March 31, 2024	March 31, 2023
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)
REVENUE	3	167,416	182,451
Production and operating costs	5	(38,540)	(52,496)
Geological and geophysical expenses	6	(2,738)	(2,517)
Administrative expenses	7	(9,963)	(9,361)
Selling expenses	8	(4,140)	(2,353)
Depreciation		(28,659)	(27,203)
Write-off of unsuccessful exploration efforts	11	—	(10,580)
Other income (expenses)		579	(1,356)
OPERATING PROFIT		83,955	76,585
Financial expenses	9	(11,137)	(10,920)
Financial income	9	2,083	1,092
Foreign exchange profit (loss)	9	164	(3,392)
PROFIT BEFORE INCOME TAX		75,065	63,365
Income tax expense		(44,873)	(37,108)
PROFIT FOR THE PERIOD		30,192	26,257
Earnings per share (in US$). Basic		0.55	0.45
Earnings per share (in US$). Diluted		0.54	0.45

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month
	period ended	period ended
	March 31, 2024	March 31, 2023
Amounts in US$ '000	(Unaudited)	(Unaudited)
Profit for the period	30,192	26,257
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(386)	601
(Loss) Gain on cash flow hedges (a)	(3,943)	1,142
Income tax benefit (expense) relating to cash flow hedges	1,971	(571)
Other comprehensive (loss) profit for the period	(2,358)	1,172
Total comprehensive profit for the period	27,834	27,429

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31,	Year ended
		2024	December 31,
Amounts in US$ '000		(Unaudited)	2023
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	708,450	686,824
Right-of-use assets		27,234	28,451
Prepayments and other receivables		3,324	3,063
Other financial assets		12,568	12,564
Deferred income tax asset		16,932	15,920
TOTAL NON CURRENT ASSETS		768,508	746,822
CURRENT ASSETS
Inventories		14,846	13,552
Trade receivables		56,501	65,049
Prepayments and other receivables		27,282	25,896
Derivative financial instrument assets	16	19	3,775
Cash and cash equivalents		150,721	133,036
Assets held for sale		—	28,419
TOTAL CURRENT ASSETS		249,369	269,727
TOTAL ASSETS		1,017,877	1,016,549
EQUITY
Equity attributable to owners of the Company
Share capital	12	55	55
Share premium		115,896	111,281
Translation reserve		(10,348)	(9,962)
Reserves		35,624	45,116
Retained earnings		56,735	29,530
TOTAL EQUITY		197,962	176,020
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	13	489,325	488,453
Lease liabilities		22,511	23,387
Provisions and other long-term liabilities	14	34,950	34,083
Deferred income tax liability		64,979	64,063
TOTAL NON CURRENT LIABILITIES		611,765	609,986
CURRENT LIABILITIES
Borrowings	13	5,653	12,528
Lease liabilities		8,292	8,911
Derivative financial instrument liabilities	16	343	70
Current income tax liability		72,604	44,269
Trade and other payables	15	121,258	137,817
Liabilities associated with assets held for sale		—	26,948
TOTAL CURRENT LIABILITIES		208,150	230,543
TOTAL LIABILITIES		819,915	840,529
TOTAL EQUITY AND LIABILITIES		1,017,877	1,016,549

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2023	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the three-month period	—	—	—	—	26,257	26,257
Other comprehensive profit for the period	—	—	601	571	—	1,172
Total comprehensive profit for the period ended March 31, 2023	—	—	601	571	26,257	27,429
Transactions with owners:
Share-based payment	1	6,588	—	—	(5,131)	1,458
Repurchase of shares	(1)	(7,542)	—	—	—	(7,543)
Cash distribution	—	—	—	(7,505)	—	(7,505)
Total transactions with owners for the period ended March 31, 2023	—	(954)	—	(7,505)	(5,131)	(13,590)
Balance at March 31, 2023 (Unaudited)	58	133,844	(10,985)	66,528	(60,021)	129,424

Balance at January 1, 2024	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the three-month period	—	—	—	—	30,192	30,192
Other comprehensive profit for the period	—	—	(386)	(1,972)	—	(2,358)
Total comprehensive profit for the period ended March 31, 2024	—	—	(386)	(1,972)	30,192	27,834
Transactions with owners:
Share-based payment	—	4,615	—	—	(2,987)	1,628
Cash distribution	—	—	—	(7,520)	—	(7,520)
Total transactions with owners for the period ended March 31, 2024	—	4,615	—	(7,520)	(2,987)	(5,892)
Balance at March 31, 2024 (Unaudited)	55	115,896	(10,348)	35,624	56,735	197,962

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-month	Three-month
	period ended	period ended
	March 31, 2024	March 31, 2023
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	30,192	26,257
Adjustments for:
Income tax expense	44,873	37,108
Depreciation	28,659	27,203
Write-off of unsuccessful exploration efforts	—	10,580
Amortization of other long-term liabilities	(30)	(31)
Accrual of borrowing interests	7,747	7,694
Unwinding of long-term liabilities	1,407	1,544
Accrual of share-based payment	1,628	1,458
Foreign exchange (gain) loss	(164)	3,392
Income tax paid (a)	(6,917)	(6,002)
Change in working capital (b)	(19,774)	(17,280)
Cash flows from operating activities – net	87,621	91,923
Cash flows from investing activities
Purchase of property, plant and equipment	(48,807)	(44,959)
Proceeds from disposal of long-term assets (c)	2,158	—
Cash flows used in investing activities – net	(46,649)	(44,959)
Cash flows from financing activities
Interest paid	(13,750)	(13,750)
Lease payments	(1,857)	(1,900)
Repurchase of shares	—	(7,543)
Cash distribution	(7,520)	(7,505)
Cash flows used in financing activities - net	(23,127)	(30,698)
Net increase in cash and cash equivalents	17,845	16,266
Cash and cash equivalents at January 1	133,036	128,843
Currency translation differences	(160)	264
Cash and cash equivalents at the end of the period	150,721	145,373
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	150,711	145,361
Cash in hand	10	12
Cash and cash equivalents	150,721	145,373

(a)	Includes self-withholding taxes of US$ 6,743,000 and US$ 5,886,000 during the three-month periods ended March 31, 2024 and 2023, respectively.
(b)	Includes withholding taxes from clients of US$ 8,106,000 and US$ 5,308,000 during the three-month periods ended March 31, 2024 and 2023, respectively.
(c)	Net of cash assigned to the purchaser within the Chilean subsidiaries. See Note 18.

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2024.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2023, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2023, that apply for the first time in 2024, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2023.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters.

The Group maintained a cash position of US$ 150,721,000 as of March 31, 2024. In addition, GeoPark has access to a US$ 80,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. and to US$ 181,100,000 in uncommitted credit lines.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2024:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
100%
GeoPark Colombia S.L.U. (Spain)
95%
GeoPark Argentina S.A. (Argentina)
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda. (Brazil)
100%
GeoPark Colombia SAS (Colombia)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
GeoPark Ecuador S.A. (1) (Ecuador)

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2023.

During the three-month period ended March 31, 2024, the following change took place:

●	The Chilean subsidiaries GeoPark Chile S.p.A., GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada were divested on January 18, 2024. See Note 18.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Three-month period ended March 31, 2024:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	167,416	160,472	1,800	2,945	398	—	1,801
Sale of crude oil	162,187	160,273	1,800	114	—	—	—
Sale of purchased crude oil	1,801	—	—	—	—	—	1,801
Sale of gas	3,513	284	—	2,831	398	—	—
Commodity risk management contracts designated as cash flow hedges	(85)	(85)	—	—	—	—	—
Production and operating costs	(38,540)	(33,957)	(1,212)	(1,391)	(437)	—	(1,543)
Royalties in cash	(1,204)	(966)	—	(226)	(12)	—	—
Economic rights in cash	(1,467)	(1,467)	—	—	—	—	—
Share-based payment	(144)	(143)	(1)	—	—	—	—
Operating costs	(35,725)	(31,381)	(1,211)	(1,165)	(425)	—	(1,543)
Depreciation	(28,659)	(27,680)	(429)	(544)	—	(5)	(1)
Adjusted EBITDA	111,543	113,405	(279)	796	(120)	(576)	(1,683)

Three-month period ended March 31, 2023:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	182,451	170,900	3,044	3,254	4,461	—	792
Sale of crude oil	175,114	170,717	3,044	112	1,241	—	—
Sale of purchased crude oil	792	—	—	—	—	—	792
Sale of gas	6,545	183	—	3,142	3,220	—	—
Production and operating costs	(52,496)	(47,389)	(1,342)	(985)	(2,101)	—	(679)
Royalties in cash	(7,180)	(6,762)	—	(259)	(159)	—	—
Economic rights in cash	(16,112)	(16,112)	—	—	—	—	—
Share-based payment	(25)	(25)	—	—	—	—	—
Operating costs	(29,179)	(24,490)	(1,342)	(726)	(1,942)	—	(679)
Depreciation	(27,203)	(22,527)	(1,334)	(551)	(2,784)	(6)	(1)
Adjusted EBITDA	114,923	113,537	958	1,572	1,474	(653)	(1,965)

(a)	Divested on January 18, 2024. See Note 18.

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
March 31, 2024	1,017,877	927,075	52,636	27,475	—	175	10,516
December 31, 2023	1,016,549	895,900	40,336	27,891	36,192	357	15,873

(a)	Divested on January 18, 2024. See Note 18.

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month
	period ended	period ended
	March 31, 2024	March 31, 2023
Adjusted EBITDA	111,543	114,923
Depreciation (a)	(28,659)	(27,203)
Write-off of unsuccessful exploration efforts	—	(10,580)
Share-based payment	(1,628)	(1,458)
Lease accounting - IFRS 16	1,857	1,900
Others (b)	842	(997)
Operating profit	83,955	76,585
Financial expenses	(11,137)	(10,920)
Financial income	2,083	1,092
Foreign exchange gain (loss)	164	(3,392)
Profit before tax	75,065	63,365

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the three-month period ended March 31, 2024, includes US$ 426,000 (US$ 486,000 for the same period in 2023) generated by assets not related to production activities.

(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Sale of crude oil	162,187	175,114
Sale of purchased crude oil	1,801	792
Sale of gas	3,513	6,545
Commodity risk management contracts designated as cash flow hedges (a)	(85)	—
	167,416	182,451

(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income.

The following table summarizes the Group’s production hedged during the three-month period ended March 31, 2024, and for the following periods as a consequence of the derivative contracts in force as of March 31, 2024:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	7,000	66.43 Put 99.32 Call
October 1, 2024 - December 31, 2024	ICE BRENT	Zero Premium Collars	1,000	70.00 Put 96.00 Call

Note 5

Production and operating costs

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Staff costs	3,496	3,111
Share-based payment	144	25
Royalties in cash (a)	1,204	7,180
Economic rights in cash (a)	1,467	16,112
Well and facilities maintenance	5,651	5,373
Operation and maintenance	2,370	1,632
Consumables (b)	9,946	7,645
Equipment rental	1,428	1,215
Transportation costs	1,802	1,542
Field camp	1,494	1,205
Safety and insurance costs	940	727
Personnel transportation	975	760
Consultant fees	853	486
Gas plant costs	543	549
Non-operated blocks costs	4,993	4,501
Crude oil stock variation	(1,056)	(1,159)
Purchased crude oil	1,543	679
Other costs	747	913
	38,540	52,496

(a)	Royalties and economic rights in Colombia are payable to the National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others. During 2023 and 2024, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from period to period, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Condensed Consolidated Statement of Income.

(b)	Consumables include energy costs of US$ 7,211,000 and US$ 4,990,000 for the three-month periods ended March 31, 2024 and 2023, respectively. The increase was driven by a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

Note 6

Geological and geophysical expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Staff costs	1,750	1,987
Share-based payment	111	80
Communication and IT costs	427	477
Consultant fees	594	203
Allocation to capitalized project	(263)	(359)
Other services	119	129
	2,738	2,517

Note 7

Administrative expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Staff costs	6,339	5,696
Share-based payment	1,369	1,353
Consultant fees	2,091	1,955
Safety and insurance costs	819	1,124
Travel expenses	373	491
Non-operated blocks expenses	411	326
Director fees and allowance	149	200
Communication and IT costs	663	567
Allocation to joint operations	(3,105)	(3,142)
Other administrative expenses	854	791
	9,963	9,361

Note 8

Selling expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Staff costs	116	101
Share-based payment	4	—
Transportation (a)	3,245	1,435
Selling taxes and other	775	817
	4,140	2,353

(a)	The rise in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Financial expenses
Bank charges and other financial costs	(1,983)	(1,682)
Interest and amortization of debt issue costs	(7,747)	(7,694)
Unwinding of long-term liabilities	(1,407)	(1,544)
	(11,137)	(10,920)
Financial income
Interest received	2,083	1,092
	2,083	1,092
Foreign exchange gains and losses
Foreign exchange gain (loss)	164	(4,277)
Unrealized result on currency risk management contracts	—	885
	164	(3,392)
Total financial results	(8,890)	(13,220)

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2024	March 31, 2023
Current income tax expense	(46,395)	(29,851)
Deferred income tax expense	1,522	(7,257)
	(44,873)	(37,108)

The effective tax rate was 60% and 59% for the three-month periods ended March 31, 2024, and 2023, respectively.

As of March 31, 2024, and 2023, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 15% for 2024, and therefore, the applicable statutory income tax rate in Colombia for 2024 would be 50%.

The Group’s consolidated effective tax rate of 60%, which is higher than the statutory income tax rate in Colombia as noted above, is driven by tax losses from non-taxable jurisdictions or where no deferred income tax benefit is recognized.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	1,340	(a)	225	12	3	25,434	15,466		42,480
Transfers	24,034		—	2,943	5	(24,361)	(2,621)		—
Currency translation differences	1,208		16	96	3	7	8		1,338
Disposals	—		(44)	—	—	—	—		(44)
Write-offs	—		—	—	—	—	(10,580)	(b)	(10,580)
Cost at March 31, 2023	1,105,839		19,290	225,778	11,038	17,560	115,314		1,494,819

Cost at January 1, 2024	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions	1,603	(a)	311	—	—	34,294	14,202		50,410
Transfers	28,315		91	5,073	—	(27,196)	(6,283)		—
Currency translation differences	(1,502)		(20)	(127)	(4)	—	(10)		(1,663)
Cost at March 31, 2024	949,076		13,515	174,733	4,043	22,879	88,488		1,252,734

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(22,175)		(339)	(3,251)	(147)	—	—		(25,912)
Currency translation differences	(1,061)		(14)	(96)	(3)	—	—		(1,174)
Disposals	—		44	—	—	—	—		44
Depreciation and write-down at March 31, 2023	(665,516)		(17,108)	(132,420)	(6,744)	—	—		(821,788)

Depreciation and write-down at January 1, 2024	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(25,158)		(381)	(3,035)	(45)	—	—		(28,619)
Currency translation differences	1,357		19	119	3	—	—		1,498
Depreciation and write-down at March 31, 2024	(453,946)		(10,829)	(76,397)	(3,112)	—	—		(544,284)

Carrying amount at March 31, 2023	440,323		2,182	93,358	4,294	17,560	115,314		673,031
Carrying amount at March 31, 2024	495,130		2,686	98,336	931	22,879	88,488		708,450

(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia) and other exploration costs incurred in the Llanos 94 Block (Colombia).

Note 12

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2024	December 31, 2023
Common stock (US$ '000)	55	55
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	55,474,802	55,327,520
Total common shares in issue	55,474,802	55,327,520

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 6, 2024, the Company’s Board of Directors declared cash dividends of US$ 0.136 per share which were paid on March 28, 2024.

Buyback program

On November 8, 2023, the Company’s Board of Directors approved the renewal of the program to repurchase up to 10% of its shares outstanding or approximately 5,611,797 shares until December 31, 2024. During the three-month period ended March 31, 2024, no common shares were repurchased. For information about the repurchase of shares executed after the date of these interim condensed consolidated financial statements, see Note 19.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the three-month period ended March 31, 2024, a realized loss of US$ 85,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 13

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2024	December 31, 2023
2027 Notes	494,978	500,981
	494,978	500,981

Classified as follows:

Current	5,653	12,528
Non-Current	489,325	488,453

Note 14

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2024	December 31, 2023
Assets retirement obligation	25,099	23,536
Deferred income	775	810
Other	9,076	9,737
	34,950	34,083

Note 15

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2024	December 31, 2023
Trade payables	93,150	108,977
To be paid to co-venturers	362	522
Customer advance payments	5,757	—
Other short-term advance payments	—	450
Outstanding commitments in Chile (a)	5,869	5,869
Staff costs to be paid	9,519	10,852
Royalties to be paid	798	791
V.A.T.	71	975
Taxes and other debts to be paid	5,732	9,381
	121,258	137,817

(a)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Group´s business in Chile (see Note 18).

Note 15 (Continued)

Trade and other payables (Continued)

Classified as follows:

Current	121,258	137,817
Non-Current	—	—

Note 16

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at March 31, 2024, and December 31, 2023, on a recurring basis:

			As of
Amounts in US$ '000	Level 1	Level 2	March 31, 2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	19	19
Total Assets	—	19	19
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	343	343
Total Liabilities	—	343	343

			As of
Amounts in US$ '000	Level 1	Level 2	December 31, 2023
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	3,775	3,775
Total Assets	—	3,775	3,775
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	70	70
Total Liabilities	—	70	70

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2024.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 91% of its carrying amount, including interest accrued as of March 31, 2024. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 17

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2023. The following updates have taken place during the three-month period ended March 31, 2024:

The Group incurred investments of US$ 7,823,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

The Llanos 123 Block entered into exploratory phase 2, which includes the commitment of drilling one exploratory well for US$ 3,343,000, at GeoPark’s working interest, before January 14, 2027.

Note 18

Business transactions

Chile

On December 20, 2023, GeoPark signed a Stock Purchase Agreement to sell its wholly owned subsidiary GeoPark Chile S.p.A. and its subsidiaries, GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada, which comprise the entire business of GeoPark in Chile, for a total consideration of US$ 4,000,000, subject to working capital adjustments. At that date, GeoPark collected an advanced payment of US$ 450,000.

As part of the agreement, GeoPark remains responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks for US$ 5,002,000 and US$ 867,100, respectively. Additionally, GeoPark keeps the private right over unconventional activities that would be carried out in the Fell Block and 95% of the revenue derived from such activities over the current operating contract.

The divestment transaction closed on January 18, 2024, and consequently GeoPark received an additional payment of US$ 2,792,000, plus a preliminary working capital adjustment of US$ 486,000. The remaining outstanding amount of US$ 758,000 was agreed to be received in 23 monthly equal installments.

Note 19

Subsequent events

Repurchase of shares

On March 20, 2024, GeoPark announced a tender offer to purchase up to US$ 50,000,000 of its common shares. Consequently, on April 22, 2024, the Company acquired 4,369,181 of its common shares at a purchase price of US$ 10 per share, for a total cost of US$ 43,691,810, excluding fees and other expenses related to the tender offer.

Note 19 (Continued)

Subsequent events (Continued)

Offtake and prepayment agreement

On May 9, 2024, GeoPark announced the execution of an offtake and prepayment agreement with Vitol, one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver to Vitol a minimum of 20,000 barrels per day of production from the Llanos 34 Block in Colombia, and will start on July 1, 2024, for a minimum of 20 months and up to 36 months.

As part of this transaction, GeoPark will obtain immediate access to committed funding from Vitol for up to US$ 300,000,000, with an option to increase by another US$ 200,000,000, in prepaid future oil sales over the period of the offtake contract. Funds committed by Vitol will be made available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum.

Business transaction

On May 13, 2024, GeoPark announced that it signed an Asset Purchase Agreement with Phoenix Global Resources (“PGR”), a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interest (WI) in four adjacent unconventional blocks in the Neuquén Basin in Argentina as follows: a 45% WI in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in Neuquén Province, and a 50% WI in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in Rio Negro Province.

Under the terms of the agreement, GeoPark will pay an upfront consideration of US$ 190,000,000 and will fund 100% of exploratory commitments up to US$ 113,000,000 gross (US$ 56,500,000 of net carry), to be funded over two years, an acquisition of midstream capacity according to the WI of US$ 11,096,000, and a US$ 10,000,000 bonus contingent on results in the Confluencia exploration campaign. The transaction is expected to close before the end of the third quarter of 2024, pending customary regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 15, 2024